UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Chemspec International Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.01 per share

(Title of Class of Securities)

163868 1021

(CUSIP Number)

Jie Lian

Lawrence Wang

Primavera SPV Ltd.

c/o Primavera Capital (Cayman) Fund I L.P.

Suite 5801, Two International Finance Center

8 Finance Street, Central

Hong Kong

With a copy to:

Timothy M. Gardner

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 2912-2600

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 60 Ordinary Shares.

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera SPV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera Capital (Cayman) GP1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Primavera (Cayman) GP1 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 163868 102

1	NAME OF REPORTING PERSON Fred Zuliu Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER:

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 (the “Original 13D”) by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Mr. Fred Zuliu Hu (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value HK$0.01 per share (“Ordinary Shares”), including American Depositary Shares (“ADSs”), each representing 60 Ordinary Shares, of Chemspec International Limited (the “Issuer”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and supplemented as follows:

On August 15, 2011, at 9:30 a.m. (Shanghai time), an extraordinary general meeting of shareholders of the Issuer was held at No. 200, Wu Wei Road, Shanghai 200331, the People’s Republic of China. At the extraordinary general meeting, the Issuer’s shareholders voted to adopt the agreement and plan of merger, dated as of March 21, 2011 (the “Merger Agreement”), among the Issuer, Halogen Limited (“Parent”), Halogen Mergersub Limited (“Merger Sub”) and Dr. Jianhua Yang (“Dr. Yang”). None of the Issuer’s shareholders has validly exercised appraisal rights pursuant to Section 238 of the Cayman Companies Law.

On August 15, 2011, Merger Sub and the Issuer filed a plan of merger (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) and on August 19, 2011, the Plan of Merger was registered by the Cayman Registrar, pursuant to which the Merger was consummated (the “Effective Time”). As a result of the Merger, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

At the Effective Time, by virtue of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive $0.135 and each ADS represents the right to receive $8.10 per ADS (less a 5¢ per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement, dated as of June 29, 2009, by and among the Company, the ADS depositary and all holders and beneficial owners of ADSs issued thereunder), in each case in cash without interest, excluding (i) Ordinary Shares and ADSs beneficially owned by Dr. Yang or any person controlled by Dr. Yang prior to the Effective Time, which were cancelled for no consideration and (ii) Ordinary Shares and ADSs beneficially owned by Mr. Weinian Qi, Mr. Yunlong Yuan or any person controlled by either of them prior to the Effective Time, which were cancelled for no consideration.

Ordinary Shares reserved under the Issuer’s share incentive plan that had been provisionally deposited with the depositary for the ADSs and that were not subject to any outstanding option under the Issuer’s share incentive plan were cancelled without payment of any consideration.

At the Effective Time, by virtue of the Merger, each issued and outstanding ordinary share, par value HK$0.01 per share, of Merger Sub was converted into one newly issued ordinary share, par value HK$0.01 per share (“Private Stock”), of the Surviving Corporation. The Private Stock is not registered under Section 12 of the Exchange Act.

Pursuant to a certain Support Agreement (the “Support Agreement”), dated as of March 21, 2011, by and among Primavera SPV Ltd., Dr. Yang, Wise Lion Limited and Credit Suisse Trust Limited (together with Dr. Yang and Wise Lion Limited, the “Subject Shareholders”), the Subject Shareholders, who prior to the Effective Time collectively owned or were entitled to direct the voting of 1,206,990,441 Ordinary Shares, which represented approximately 54.8%[2] of the outstanding Ordinary Shares, agreed to vote (or cause to be voted) their Ordinary Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. As a result of the Merger, the Subject Shareholders have ceased to own any Ordinary Shares. As the Reporting Persons’ deemed beneficial ownership of Ordinary Shares arose (by virtue of the Support Agreement) and was derived from the Subject Shareholders’ ownership of such Ordinary Shares, the Reporting Persons have also ceased to own, whether indirectly or beneficially, any Ordinary Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Item 5 is hereby amended and supplemented as follows:

(a) As of the date of this Schedule, the Reporting Persons do not beneficially own any Ordinary Shares.

(b) As of the date of this Schedule, the Reporting Persons do not beneficially own any Ordinary Shares. As such, the Reporting Persons do not have any voting power over any Ordinary Shares.

(c) Except for the transactions described in Item 4, none of the Reporting Persons effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

[2]	Based on the representation of the Issuer set forth in the Merger Agreement that 2,203,620,000 Ordinary Shares were outstanding as of March 21, 2011.

(e) August 19, 2011.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Item 6 is hereby amended and supplemented as follows:

On August 15, 2011, Merger Sub and the Issuer executed the Plan of Merger and filed the Plan of Merger and other documents required by the Cayman Companies Law with the Cayman Registrar as provided in Section 233 of the Cayman Companies Law. The Merger became effective on August 19, 2011, at the time when the Plan of Merger was registered by the Cayman Registrar. The description of the Plan of Merger set forth under Item 4 is incorporated by reference into this Item 6 and is qualified in its entirety by the full text of the Plan of Merger. The Plan of Merger is being filed as an exhibit to this Amendment No. 1 to the Original 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.01:	Plan of Merger dated August 15, 2011, by and between Halogen Mergersub Limited and Chemspec International Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011
PRIMAVERA SPV LTD.

By:	/s/ Jie Lian
	Name:	Jie Lian
	Title:	Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN)
GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
	Name:	Jie Lian
	Title:	Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) GP1 L.P.

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Jie Lian
	Name:	Jie Lian
	Title:	Authorized Signatory

PRIMAVERA (CAYMAN) GP1 LTD

By:	/s/ Fred Zuliu Hu
	Name:	Fred Zuliu Hu
	Title:	Director

FRED ZULIU HU

/s/ Fred Zuliu Hu
Fred Zuliu Hu